May 8, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel L. Gordon, Senior Assistant Chief Accountant

Re:	Starwood Property Trust, Inc.
Form 10-K for the year ended December 31, 2018
Filed February 28, 2019
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated April 24, 2019 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”).  For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by Starwood’s response to the comment.

Form 10-K for the fiscal year ended December 31, 2018

Note 20, Fair Value

Fair Value on a Recurring Basis

Liabilities of Consolidated VIEs, page 175

COMMENT:

1.

We note your disclosure that liabilities of consolidated VIEs are classified in either Level II or Level III of the fair value hierarchy depending upon the significance of the fair value inputs used in determining these fair values. Please tell us and disclose the specific valuation techniques you used, and the inputs applicable to such valuation techniques, to determine the fair value of these liabilities. Refer to ASC 820-10-50-2.bbb.

U.S. Securities and Exchange Commission

May 8, 2019

STARWOOD Response:

The vast majority of variable interest entities (“VIEs”) that Starwood consolidates are commercial mortgage backed securities (“CMBS”) trusts.  These structures are typically created when a third party (normally a financial institution) originates commercial mortgage loans and then securitizes those loans into a special purpose vehicle known as a CMBS trust.  The trust then issues various tranches of CMBS debt, including investment grade, unrated and non-investment grade securities.  In the normal course of business, Starwood invests in the most subordinate tranche of debt issued by the trust.  This tranche is typically referred to as the “controlling class”, which carries the right to name the special servicer of the trust.  Starwood often names itself as special servicer.

As a result of Starwood’s dual role as special servicer and investor in subordinate securities, Starwood is deemed to have both the power to direct activities of the trust and potentially significant exposure to the economics of the trust.  Because CMBS trusts are generally considered to be VIEs, Starwood consolidates the VIE, and in doing so, accounts for both the assets and liabilities of the VIE.  The liabilities of these consolidated VIEs consist solely of obligations to the bondholders of the related trusts, as discussed under “Variable Interest Entities” in Note 2 to the consolidated financial statements in the 2018 Form 10-K.

The vast majority, constituting approximately 98%, of Starwood’s consolidated VIE liabilities represent bonds that are actively traded in the marketplace.  As a result, independent benchmark pricing related to these bonds is readily available.  In such cases,  the pricing is considered to be Level II, where the valuation is based upon quoted prices for similar instruments in active markets.  Starwood utilizes a nationally recognized third party pricing service that is a leader in providing CMBS and commercial mortgage information and analytics to obtain this information.  This pricing service obtains up to six independent quotes for each security, information that is readily obtainable by the service due to the significant volume of daily trading activity related to these liabilities.  Starwood’s capital markets team monitors pricing of these liabilities on a daily basis in order to conduct its CMBS trades.  As a result, management has significant transparency into these prices.

For the remaining 2% of Starwood’s consolidated VIE liabilities, consisting of unrated or non-investment grade bonds, pricing may be either Level II or Level III.  If independent third party pricing similar to that noted above is available, Starwood considers the valuation to be Level II.  If such third party pricing is not available, the valuation is generated from model-based techniques that use significant unobservable assumptions, and Starwood considers the valuation to be Level III.   For bonds classified as Level III, valuation is determined based on discounted expected future cash flows which take into consideration expected duration and yields based on market transaction information, ratings, subordination levels, vintage and current market spread.

In order to clarify the inputs and valuation techniques utilized in the valuation of its consolidated VIE liabilities, in future filings, Starwood will narratively disclose the specific Level II and Level III inputs and valuation techniques as indicated above.

U.S. Securities and Exchange Commission

May 8, 2019

* * * * *

Starwood hereby acknowledges that:

•	Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2018 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•	Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information, please contact Rina Paniry, Chief Financial Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ RINA PANIRY

Rina Paniry

Chief Financial Officer